As filed with the Securities and Exchange Commission on November 12, 2009

File No. 333-158094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Janel World Trade, Ltd.
(Exact name of registrant as specified in its charter)

Nevada	4731	86-1005291
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer Identification Number)
incorporation or organization)	Classification Number)

150-14 132nd Avenue
 Jamaica, NY 11434
(718) 527-3800
 (Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mr. James N. Jannello
Executive Vice President and Chief Executive Officer
150-14 132nd Avenue
 Jamaica, NY 11434
(718) 527-3800
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
William J. Davis, Esq.
Scheichet & Davis, P.C.
767 Third Avenue - 24th Floor
New York, NY 10017
(212) 688-3200
Facsimile: (212) 371-7634

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller registration statement company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller registration statement company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller r company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (5)	Proposed maximum offering price	Amount of registration fee
Common Stock $.001par value(1)	1,000,000 shs.	$1.00	$1,000,000	$55.80
Common Stock $.001 par value(2)	586,667 shs.	$1.00	$586,667	$33.29
Common Stock $.001 par value(3)	66,000 shs.	$1.00	$66,000	$3.68
Common Stock $.001 par value(4)	40,000 shs.	$1.00	$40,000	$2.23
TOTAL	1,692,667 shs.		$1,692,667	$94.45

(1)  Represents shares issuable upon conversion of Series A Convertible Preferred Stock.
(2)  Represents shares issuable upon conversion of Promissory Notes aggregating $440,000, including interest, at a conversion price of $.75 per share.
(3)  Represents shares issuable upon conversion of outstanding warrants at a conversion price of $1.25 per share.
(4)  Represents shares issuable upon conversion of outstanding warrants at a conversion price of $2.00 per share.
(5)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low price per share of the Registrant’s common stock on the OTC Bulletin Board as of Noivember 10, 2009 was $.72 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

JANEL WORLD TRADE, LTD.

1,692,667 shares of common stock, $.001 par value per share

The selling stockholders named beginning on page 17 of this prospectus are offering an aggregate of  1,692,667 shares of common stock held by them or issuable to them upon the conversion of; (a) 1,000,000 shares of Series A Convertible Preferred Stock into 1,000,000 shares of common stock on a 1-for-1 basis; (b) $440,000 of promissory notes, including interest, into 586,667 shares of common stock at a conversion price of $0.75 per share; (c) 66,000 common stock warrants converted into 66,000 shares of common stock at a conversion price of $1.25 per share; and (d) 40,000 common stock warrants converted into 40,000 shares of common stock at a conversion price of $2.00 per share.

The selling stockholders may sell the common stock directly to purchasers, or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders may sell at market prices prevailing at the time of sale or at privately negotiated prices.

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. We will not receive any proceeds from this offering.

Our shares are currently traded on the OTC Bulletin Board under the symbol “JWLT.” On November 10, 2009, the reported last sale price of the common stock on the OTC Bulletin Board was $.72 per share.

These securities are speculative and involve a high degree of risk. You should carefully read and consider the section of this prospectus titled “Risk Factors” beginning on page 4 before buying any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this prospectus is November 12, 2009.

Table of Contents

Page

Summary	4

Summary Financial Data	5

Risk Factors	5

Use of Proceeds	10

Our Business	10

Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15

Selling Stockholders	16

Plan of Distribution	18

Management’s Discussion of Financial Condition and Results of Operations	19

Management	25
Certain Relationships and Related Transactions	30
Legal Matters and Experts	31

Description of Securities	29
Where You Can Find More Information	31

Incorporation of Documents by Reference	31

Disclosure of SEC Position on Indemnification for Securities Act Liabilities	32

Index to Financial Statements	33

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors, our business description and our financial statements. Unless otherwise stated in this prospectus, references to “we,” “us,” “our company,” “the company” or “Janel” refer to Janel World Trade, Ltd. The term “selling stockholders” means certain holders of our Common Stock, and Series B Convertible Preferred Stock, which is convertible into shares of our Common Stock that we are registering for resale in this prospectus.

Janel World Trade, Ltd. has its executive offices at 150-14 132nd Avenue, Jamaica, NY 11434, tel. (718) 527-3800, adjacent to the John F. Kennedy International Airport. The company and its predecessors have been in business since 1975 as a logistics services provider for importers and exporters worldwide. It is primarily engaged, through its wholly owned subsidiaries, in full-service cargo transportation logistics management, including freight forwarding via air, ocean and land-based carriers, customs brokerage services, warehousing and distribution services, and value-added logistics services, such as freight consolidation, insurance, a direct client computer access interface, logistics planning, landed-cost calculations, in-house computer tracking, product repackaging, online shipment tracking and electronic billing.

Janel conducts its business through a network of company-operated facilities and independent agent relationships in most trading countries. During fiscal 2008 (Janel’s fiscal year ends September 30), the company handled approximately 28,000 individual import and export shipments, predominately originating or terminating in the United States, Europe and the Far East. Janel generated gross revenue of approximately $74.9 million in fiscal 2007, $77.2 million in fiscal 2006 and $73.5 million in 2005. In fiscal 2007, approximately 70% of revenue related to import activities (unchanged from 2006), 5% to export, 20% to break-bulk and forwarding, and 5% to warehousing, distribution and trucking (unchanged from 2006).

THE OFFERING

Issuer:	Janel World Trade, Ltd.

Selling stockholders:
The selling stockholders are comprised of holders of Janel's Series A convertible preferred stock issued in January 2007, and holders of convertible notes and common stock purchase warrants, which were issued to the holders in connection with a Janel debt funding of an asset acquisition transaction in August 2008, in private placement transactions completed pursuant to Rule 506 of Regulation D, and Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act).

Shares offered by the selling stockholders:	The selling stockholders are offering all of the 1,692,667 shares of common stock offered by this prospectus.

Offering price:	The selling stockholders may sell at market prices prevailing at the time of sale or at privately negotiated prices.

Terms of the offering:
The selling stockholders will determine when and how they will sell the common stock offered by this prospectus. We will cover the expenses associated with the offering, which we estimate to be approximately $23,000. See “Plan of Distribution.”

Use of proceeds:	We will not receive any proceeds from this offering. We will incur all costs associated with the filing of this registration statement with the SEC in connection with this offering.

Limited market for our common stock:	Our shares are currently traded in the OTC Bulletin Board under the symbol “JWLT."

Outstanding shares of common stock:
There were 18,013,332 shares of our common stock issued and outstanding at November 10, 2009, of which 6,575,000 shares (36.5%) are held by officers and other affiliates of the company, and 5,500,000 shares (30.5%) are held by the retired president emeritus). All of the common stock to be sold under this prospectus will be sold by existing stockholders. If the selling stockholders convert their Series A Convertible Preferred Stock and notes into our common stock, and exercise their common stock purchase warrants, the underlying shares of which are offered to be sold under this prospectus, there will be 19,057,911 shares of our common stock issued and outstanding.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read together with our financial statements, which are included in this prospectus.

Year Ended September 30,

	2008	2007	2006	2005	2004

Revenue	$82,745,383	$74,947,442	$77,220,070	$73,484,334	$69,981,639

Net Income (Loss)	$(1,645,427)	$322,979	$56,995	$430,019	$264,355

Net Income (Loss) per common share	$0.(0.10)	$0.02	$0.00	$0.03	$0.02

Total Assets	$13,412,727	$8,584,064	$6,743,091	$6,731,129	$7,030,489

Long-Term Obligations	$2,188,805	$81,118	$84,905	$92,140	$100,530

Cash Dividends Declared per common share	N/A	N/A	N/A	N/A	N/A

RISK FACTORS

 Investing in our securities involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing Janel World Trade.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We May Not Be Successful in Growing Either Internally or Through Acquisitions.

Our growth strategy primarily focuses on internal growth in domestic and international freight forwarding, local pick up and delivery, customs brokerage and acquisitions. Our ability to grow will depend on a number of factors, including:

- existing and emerging competition;

- ability to operate profitably in the face of competitive pressures;

- the recruitment, training and retention of operating and management employees;

- the strength of demand for our services;

- the availability of capital to support our growth; and

- the ability to identify, negotiate and fund acquisitions when appropriate.

Acquisitions Involve Risks, Including Those Relating to:

- the integration of acquired businesses, including different information systems;

- the retention of prior levels of business;

- the retention of employees;

- the diversion of management attention;

- the write-offs resulting from impairment of acquired intangible assets; and

- unexpected liabilities.

We cannot assure that we will be successful in implementing any of our business strategies or plans for future growth.

Events Affecting the Volume of International Trade and International Operations Could Adversely Affect Our International Operations.

Our international operations are directly related to and dependent on the volume of international trade, particularly trade between the United States and foreign nations. This trade, as well as our international operations, is influenced by many factors, including:

- economic and political conditions in the United States and abroad;

- major work stoppages, such as the 2002 West Coast work stoppage;

- exchange controls, currency conversion and fluctuations;

- war, other armed conflicts and terrorism; and

- United States and foreign laws relating to tariffs, trade restrictions, foreign investment    and taxation.

Trade-related events beyond our control, such as a failure of various nations to reach or adopt international trade agreements or an increase in bilateral or multilateral trade restrictions, could have a material adverse effect on our international operations. Our operations also depend on the availability of independent carriers that provide cargo space for international operations.

Our Business Has Been and Could Continue to Be Adversely Affected by Negative Conditions in the United States Economy or the Industries of Our Principal Customers.

Demand for our services had been adversely affected by negative conditions in the United States economy or the industries of our customers. A substantial number of our principal customers are in the household products, garments, industrial equipment, telecommunications and related industries, and their business had been adversely affected, particularly during the 2001-2002 and 2008-2009 periods. These customers collectively account for a substantial percentage of our revenue. Adverse conditions or worsening conditions in the industries of our customers could cause us to lose a significant customer or experience a decrease in the shipment volume and business levels of our customers. Either of these events could negatively affect our financial results. Adverse economic conditions outside the United States can also have an adverse effect on our customers and our business. We expect that demand for our services, and consequently our results of operations, will be sensitive to domestic and global economic conditions and other factors beyond our control.

Failure to make Monthly Payments of $63,8890 and all Accrued and Unpaid Interest as Required in the Company's Credit Agreements with its Banks could result in accelerated Payment of all Obligations due to the Banks, which could Adversely affect the Company's Business Operations.

The company has outstanding borrowings of approximately $1,460,000 under an Amended Credit Agreement with J.P. Morgan Chase Bank, N.A. dated September 16, 2009, which requires monthly payments of $50,000 and all accrued and unpaid interest on the outstanding debt through December 31, 2009, and a monthly “borrowing base certificate” together with ssuch supporting documentation as the bank may request, and outstanding borrowings of approximately $333,000 under a promissory note with the National Bank of South Carolina dated October 16, 2007, which requires monthly payments of $13,889 and all accrued and unpaid interest on the outstanding debt through October 16, 2013. The company is current in its payments to its banks under the Amended Credit Agreement and promissory note. The company’s monthly payment requirements with JPMorgan Chase will be adjusted by the bank commencing in January 2010, and the company expects that it will be able to comply with the bank’s revised payment. A failure on the part of the company to make full payment in compliance with the terms of the banks loans could result in a default which would adversely affect the company's business operations.

The Terrorist Attacks on September 11, 2001, the 2008-2009 economic recession, and their Aftermath, Have Created Economic, Political and Regulatory Uncertainties, Some of Which May Materially Harm Our Business and Prospects and Our Ability to Conduct Business in the Ordinary Course.

The terrorist attacks that took place in the United States on September 11, 2001, and the 2008-2009 economic recession have adversely affected many businesses, including our business. The national and global responses to these events, which are varied and unpredictable, may materially adversely affect us in ways we cannot currently predict. Some of the possible future effects include reduced business activity by our customers, increased shipping costs, changes in security measures or regulatory requirements for air and other travel and reductions in available commercial flights that may make it more difficult for us to arrange for the transport of our customers' freight and increased credit and business risk for customers in industries that were severely affected by these events.

Our Ability to Serve Our Customers Depends on the Availability of Cargo Space from Third Parties.

Our ability to serve our customers depends on the availability of air and sea cargo space, including space on passenger and cargo airlines and ocean carriers that service the transportation lanes that we use. Shortages of cargo space are most likely to develop around holidays and in especially heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of passenger airlines or ocean carriers serving particular shipment lanes at particular times. This could occur as a result of economic conditions, transportation strikes, regulatory changes and other factors beyond our control. Our future operating results could be adversely affected by significant shortages of suitable cargo space and associated increases in rates charged by passenger airlines or ocean carriers for cargo space.

We May Lose Business to Competitors.

Competition within the freight industry is intense. We compete in North America primarily with fully integrated carriers, including much larger and well-financed national companies and smaller freight forwarders. Internationally, we compete primarily with the major European-based freight forwarders. We expect to encounter continued competition from those forwarders that have a predominantly international focus and have established international networks, including those based in the United States and Europe. We also expect to continue to encounter competition from other forwarders with nationwide networks, regional and local forwarders, passenger and cargo air carriers, trucking companies, cargo sales agents and brokers, and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. As a customs broker and ocean freight forwarder, we encounter strong competition in every port in which we do business, often competing with large domestic and foreign firms as well as local and regional firms. Our inability to compete successfully in our industry could cause us to lose customers or lower the volume of our shipments.

Our Success Depends on the Efforts of Our Founders and Other Key Managers and Personnel.

Our founder, James N. Jannello, continues to serve as Executive Vice President and Chief Executive Officer, with William J. Lally serving as President and Chief Operating Officer. We believe that our success is highly dependent on the continuing efforts of Mr. Jannello and the other executive officers and key employees, as well as our ability to attract and retain other skilled managers and personnel. None of our officers or key employees are subject to employment contracts. The loss of the services of any of our key personnel could have a material adverse effect on us.

Janel’s Officers and Directors Control the Company.

The officers and directors of the company control the vote of 6,575,000 shares (36.5%) held by officers and other affiliates of the company, and 5,500,000 shares (30.5%) are held by the retired president emeritus. The company's stock option plan provides 1,600,000 shares of common stock regarding which options may be granted to key employees of the company. As a result, the officers and directors of the company control the election of the company's directors and will have the ability to control the affairs of the company.  Furthermore, they will, by virtue of their control of a large majority of the voting shares, have controlling influence over, among other things, the ability to amend the company's Certificate of Incorporation and By-Laws or effect or preclude fundamental corporate transactions involving the company, including the acceptance or rejection of any proposals relating to a merger of the company or an acquisition of the company by another entity.

Failure to Comply with Governmental Permit and Licensing Requirements Could Result in Fines or Revocation of Our Operating Authorities, and Changes in These Requirements Could Adversely Affect Us.

Our operations are subject to various state, local, federal and foreign regulations that in many instances require permits and licenses. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating authorities. Moreover, government deregulation efforts, "modernization" of the regulations governing customs clearance and changes in the international trade and tariff environment could require material expenditures or otherwise adversely affect us.

Risks Relating to Our Common Stock

Our Stock Price Is Subject to Volatility.

Our common stock trades on the OTC Bulletin Board under the symbol "JLWT." The market price of our common stock has been subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities.

We Have No Assurance of a Continued Public Trading Market.

Janel’s common stock is quoted in the over-the-counter market on the OTC Bulletin Board and is subject to the low-priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the SEC relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. As a result, characterization as a “penny stock” can adversely affect the market liquidity for the securities.

We Have No History of Paying Dividends.

Janel has not paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

Our Common Stock is Deemed to be Penny Stock with a Limited Trading Market.

The OTC Bulletin Board is generally considered to be less efficient markets than markets such as NASDAQ or other national exchanges. This may make it more difficult for you resell the shares of our common stock that you have purchased and more difficult for us to obtain future financing. Furthermore, our common stock is subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The penny stock rules apply to companies whose common stock is not listed on the NASDAQ Stock Market or another national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $2,000,000 (if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our common stock. Because our common stock is subject to the penny stock rules, you will find it more difficult to dispose of the shares of our common stock that you have purchased.

Shares Eligible for Future Sale May Adversely Affect the Market Price of our Common Stock, Exacerbate Market Price Volatility and Negatively Impact our Ability to Raise Capital in Equity Financings.

All of the current holders of our restricted common stock are or will be eligible to sell all or some of their shares of common stock, under certain conditions, pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about our company. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the current public information requirement of Rule 144 or the requirement that this prospectus be effective. In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

The above summarization of Rule 144 notwithstanding, Rule 144 is not available for the resale of securities initially issued by a former shell company, such as us, until the following conditions are met:

•	the issuer of the securities has ceased to be a shell company;

•	the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

•	the issuer has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; and

•
one year has elapsed since the issuer has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, such as the registration statement of which this prospectus is a part.

A substantial number of the company’s shares, 5,500,000 shares, or 30.5% of the total number of shares issued and outstanding as of October 30, 2009, are eligible for resale under Rule 144 because they have been held by a former officer and director for over one year, who has not been an affiliate for more than nine months . This greatly exceeds the average daily trading volume for our common stock of approximately 3,111 shares. As a result of this imbalance, the sale or attempted sale of those formerly-restricted shares into the market can be expected to have a significant adverse effect on the market price of our common stock. This imbalance could also exacerbate volatility in the market price for our common stock – an increase in the market price could trigger an increased volume of sales or attempted sales, which could flood the market and cause the market price to decrease, resulting in price volatility.

A significant decrease in the market price of our common stock also could have a negative impact or our ability to raise capital in one or more equity financings on favorable terms, or at all.

If We Rely on Stock Issuances to Fund Future Acquisition Activity, You May Experience a Dilution of Your Investment.

Although we currently do not have any potential acquisitions planned, we intend to seek to acquire novel technologies in the freight logistics field that we believe are commercially viable. Given our present financial and operational situation, it is likely that the purchase price in any such acquisition would be paid primarily in shares of our common stock. In the event of such an issuance, you would experience dilution of your percentage ownership of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 (the “ PSLRA ”), although the safe harbor under the PSLRA does not apply to companies such as Janel that issue penny stock. These statements relate to anticipated future events, future results of operations or future financial performance. These forward-looking statements include, but are not limited to, statements relating to our ability to raise sufficient capital to finance our planned operations, market acceptance of our technology and product offerings, our ability to attract and retain key personnel, our ability to protect our intellectual property, and estimates of our cash expenditures for the next 12 to 36 months. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below in the sections of this prospectus entitled “Selling Stockholders” and “Plan of Distribution.” However, we will not have to repay convertible notes to the extent they are converted into shares of common stock. In addition, we will incur all costs associated with this registration statement and prospectus.

OUR BUSINESS

General Development of Business

Janel World Trade, Ltd. has its executive offices at 150-14 132nd Avenue, Jamaica, NY 11434, tel. (718) 527-3800, adjacent to the John F. Kennedy International Airport. The company and its predecessors have been in business since 1975 as a logistics services provider for importers and exporters worldwide. It is primarily engaged, through its wholly owned subsidiaries, in full-service cargo transportation logistics management, including freight forwarding – via air, ocean and land-based carriers – customs brokerage services, and warehousing and distribution services.

In addition to its traditional freight forwarding and customs brokerage activities, the company offers various related, value-added logistics services, such as freight consolidation, insurance, a direct client computer access interface, logistics planning, landed-cost calculations, in-house computer tracking, product repackaging, online shipment tracking and electronic billing. The value-added services and systems are intended to help its customers streamline operations, reduce inventories, increase the speed and reliability of worldwide deliveries and improve the overall management and efficiency of the customer’s supply-chain activities.

Janel has recently established an Environmental Project Logistics Division operating as a general contractor and consultant regarding global environmental issues, and has become the exclusive distributor in various regions in China for a chemical water treatment product for mitigation of the environmental pollution of large bodies of fresh water. In March 2008, Janel began identifying potential environmental projects, treatment methodologies, and contacts in China together with a Chinese business relationship that resulted from Janel's 2007 Order Logistics asset acquisition. The company also obtained Chinese government requirements for testing various chemical solutions for the mitigation of the pollution of fresh water lakes. With the assistance of U.S. based environmental consultants, Janel identified what it believes to be a useful chemical treatment called ClearBlue 104™.  In August and October 2008, Janel engaged in the initial toxicity testing of ClearBlue 104™ with The Yellow Seas Fisheries Research Institute (YSFRI), a Chinese testing organization.

In January 2009, Janel received positive test results back from YSFRI, and established the Environmental Projects Division with one dedicated senior manager. In February 2009, Janel's Environmental Projects Division entered a consortium of five independent companies to deal with complex solutions of environmental damage of fresh water lakes in China. In May 2009, Janel's Environmental Projects Division became the exclusive distributor of ClearBlue 104™ for defined regions in China. In June 2009, Janel undertook water quality testing in the Meiliang Bay-Lake Tai in China, and in June-July became aware of a World Bank environmental project in Wuxi, China, with a $150 million budget.

On October 13, 2009, the U.S. Trade Development Agency issued a letter advising the company that it had approved a grant in the amount of $294,076 to partially fund the Wuxi, China environmental project upon the approval of the Ministry of Commerce of the Peoples Republic of China. Janel's Environmental Projects Division and its partners in the project have agreed to provide an additional $203,431 of funding with a view to complete the pilot project, take a lead role in the larger World Bank Wuxi project, identify new environmental opportunities within China and elsewhere in the global environmental community, identify other uses and applications for ClearBlue 104™, coordinate activities among the consortium partner companies, and seek other open projects from the World Bank, Asian Development Bank and other environmental financing sources. Janel's Environmental Projects Division is presently a one man operation, and has not generated any revenue to date.

Janel conducts its business through a network of company-operated facilities and independent agents  in Argentina, Australia, Austria, Bangladesh, Belgium, Brazil, Cambodia, Canada, China, Costa Rica, Cyprus, Czech Republic, Denmark, El Salvador, France, Germany, HKG, Honduras,  Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Jordan, Korea, Malaysia, Mexico, Nepal, Netherlands, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Poland, Portugal, Saudi Arabia, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, UAE, UK, Uruguay, and Vietnam. During fiscal 2008 (Janel’s fiscal year ends September 30), the company handled approximately 28,000 individual import and export shipments, predominately originating or terminating in the United States, Europe and the Far East, and generated gross revenue of approximately $82,745,383 for fiscal 2008, approximately $74.9 million in fiscal 2007, and $77.2 million in fiscal 2006.  In fiscal 2008, approximately 70% of revenue related to import activities (unchanged from 2006), 5% to export, 20% to break-bulk and forwarding, and 5% to warehousing, distribution and trucking (unchanged from 2006). By market, the company’s revenue in fiscal 2008 derived from four principal industries: consumer wearing apparel/textiles - approximately 35% (unchanged from 2006); machines/machine parts - approximately 10% (unchanged from 2006); household appliances - approximately 20% (unchanged from 2006); and sporting goods and accessories – approximately 10% (unchanged from 2006).

   History

Janel commenced business in 1975 as Janel International Forwarding Company, Inc., a New York corporation.  In 1976, the “Janel Group” was established in New York City as a company primarily focused on quality import customs brokerage and related transportation services. Janel’s initial customer base consisted of importers and exporters of machines and machine parts, principally through what was then West Germany. Shortly thereafter, the company began expanding its business scope into project transportation and high-value general cargo forwarding.  In 1979, Janel expanded to the Midwest and West Coast, opening branches in Chicago and Los Angeles, respectively. Additional locations were opened in Atlanta (1995) and Miami (franchise agent) (1997-2009). In 1980, C and N Corp. was organized as a Delaware corporation to be the corporate parent of the various Janel Group operating subsidiaries.

In 1990, Janel agreed to the use of its name by a Bangkok, Thailand office to facilitate business operations during 1990 and 1992 in which it serviced a United States cellular communications carrier. In 1997, Janel designed and manufactured (through a subcontractor) electronic switching equipment shelters, which it sold to the carrier together with consulting services on transportation logistics and coordination for construction of cellular telephone sites in Thailand.

In 2000, Janel opened the office in Shanghai, China, followed by the opening of the Hong Kong office in 2001 and the opening of an office in Shenzhen, China in 2003.

In June and July 2002, the corporate parent, C and N Corp., entered into and completed a reverse merger transaction with Wine Systems Design, Inc. in which it formally changed its state of incorporation from Delaware to Nevada, changed its corporate name to Janel World Trade, Ltd. and became a public company traded on the Nasdaq OTC Bulletin Board under the symbol “JLWT.”

In October 2007, the company acquired certain assets of Order Logistics, Inc. (OLI) consisting of proprietary technology, and intellectual property (including the name “Order Logistics”), office locations, equipment and customer lists for use in the management and expansion of the company’s international integrated logistics transport services business. The company filed a Form 8-K report with the SEC regarding the OLI transaction on October 22, 2007. Due to changes in economic circumstances relating to OLI, the company has determined that the carrying value of certain OLI intangible assets exceeded their estimated undiscounted future cash flows and their eventual disposition. Accordingly, the company has recorded an impairment loss of $1,812,750 (see Note 2(A) to the financial statements).

In July 2008, the company acquired the customs brokerage “book of business” of Ferrara International Logistics, Inc. (Ferrara), consisting of books, records, forms, manuals, access codes, goodwill, customer lists and contact information, telephone and advertising listings for the expansion of the company’s international integrated logistics transport services business. The company filed a Form 8-K report with the SEC regarding the Ferrara transaction on July 24, 2008.

The company operates out of five leased locations in the United States: Jamaica (headquarters) and Lynbrook (accounting) in New York; Elk Grove Village (Chicago, Illinois); Forest Park (Atlanta, Georgia); and Inglewood (Los Angeles, California). Each Janel office is managed independently, with each manager having over 20 years experience with the company. Janel Shanghai, Janel Hong Kong and Janel China (Shenzhen) operate as independently owned franchises within the company’s network. Janel’s former President, Stephen P. Cesarski, and its Executive Vice President, James N. Jannello, each personally own a 10% profit interest in each of Janel Shanghai and Janel Hong Kong. Janel Bangkok (Thailand) operates only as franchise under the Janel name, but is not otherwise affiliated with the company’s corporate network.

Freight Forwarding and Related Services
As a cargo freight forwarder, Janel procures shipments from its customers, consolidates shipments bound for a particular destination from a common place of origin, determines the routing over which the consolidated shipment will move, selects a carrier (air, ocean, land) serving that route on the basis of departure time, available cargo capacity and rate, and books the consolidated shipment for transportation with the selected carrier. In addition, Janel prepares all required shipping documents, delivers the shipment to the transporting carrier and, in many cases, and arranges clearance of the various components of the shipment through customs at the final destination. If so requested by its customers, Janel will also arrange for delivery of the individual components of the consolidated shipment from the arrival terminal to their intended consignees.

As a result of its consolidation of customer shipments and its ongoing volume relationships with numerous carriers, a freight forwarder is usually able to obtain lower rates from such carriers than its customers could obtain directly. Accordingly, a forwarder is generally able to offer its customers a lower rate than would otherwise be available directly to the customer, providing the forwarder with its profit opportunity as an intermediary between the carrier and end-customer.  The forwarder’s gross profit is represented by the difference between the rate it is charged by the carrier and the rate it, in turn, charges its customer.

In fulfilling its intermediary role, the forwarder can draw upon the transportation assets and capabilities of any individual carrier or combination thereof comprised of airlines and/or air cargo carriers, ocean shipping carriers and land-based carriers, such as trucking companies. Janel solicits freight from its customers to fill containers, charging rates lower than the rates that would be offered directly to its customers for similar type shipments.

Customs Brokerage Services

As part of its integrated logistics services, Janel provides customs brokerage clearance services in the United States and in most foreign countries.  These services typically entail the preparation and assembly of required documentation in many instances (Janel provides in-house translation services into Chinese, Spanish or Italian), the advancement of customs duties on behalf of importers, and the arrangement for the delivery of goods after the customs clearance process is completed.  Additionally, other services may be provided such as the procurement and placement of surety bonds on behalf of importers and the arrangement of bonded warehouse services, which allow importers to store goods while deferring payment of customs duties until the goods are delivered.

Janel has over 30 years of experience clearing a wide range of goods through U.S. Customs, from automobiles to heavy machinery to textiles. The company currently has seven fully licensed customs house brokers on staff. Janel is fully certified with U.S. Customs for both ABI and AES transmissions. The company has established an active “correspondent Customs House Broker Network” of individuals specially chosen for their ability to service customers throughout those locations in the United States where Janel does not have its own branch office.  In addition, the company regularly works with a group of proven independent attorneys, whose specialization in transportation, U.S. Customs law and classifications has resulted in substantial savings to customers.

Other Logistics Services

In addition to providing air, ocean and land freight forwarding and customs brokerage services, Janel provides its import and export customers with an array of fully integrated global logistics services. These logistics services include warehousing and distribution services, door-to-door freight pickup and delivery, cargo consolidation and de-consolidation, project cargo management, insurance, direct client computer access interface, logistics planning, landed-cost calculations, duty-drawback (recovery of previously paid duties when goods are re-exported), in-house computer tracking, product promotion, product packaging and repackaging utilizing Janel mobile packaging machinery, domestic pickup and forwarding, “hazmat” certifications for hazardous cargoes, letters of credit, language translation services, online shipment tracking and electronic billing.

In October 2007, Janel completed the acquisition of certain assets of Order Logistics, Inc. (“OLI”), a Delaware corporation, comprised of proprietary technology, intellectual property (including the brand name “Order Logistics”), office locations and equipment, and customer relationships, for use in the management and expansion of Janel’s international integrated logistics transport services business. The Web-based supply-chain technology acquired by Janel enables its customers to collaborate in the planning, execution, management and tracking of shipments, financial settlement, procurement and quality control activities on a worldwide basis. Janel filed a Form 8-K report regarding the asset acquisition transaction with the SEC on October 22, 2007.

 Information Systems

Janel’s information system hardware consists of an IBM AS 400 system that is utilized by all of its offices in the United States. The company’s information technology capabilities also include DCS/HBU Logistics software, a T-1 online national network, recently acquired Web-based supply-chain technology, and a nationwide in-house e-mail network. These systems enable Janel to perform in-house computer tracking and to offer customers landed-cost calculations and online Internet information availability via the company’s websites relative to the tracking and tracking of customer shipments.

Customers, Sales and Marketing

While Janel’s customer base represents a multitude of diverse industry groups, the bulk of the company’s shipments are related to three principal markets: consumer wearing apparel and textiles, machines and machine parts, and household appliances. During fiscal 2008, the company shipped goods and provided logistics services for approximately 1,000 individual accounts. Janel markets its global cargo transportation and integrated logistics services worldwide. In markets where the company does not operate its own facilities, its direct sales efforts are supplemented by the referral of business through one or more of the company’s franchise or agent relationships. The company’s six largest accounts in fiscal 2009 were: H.H. Brown Shoe Company (which accounts for approximately 23% of revenue), Nixon, Inc., Burmax Company, Inc., Samsung America, Inc., Conn Selmer Inc., and Conair Corporation..

James N. Jannello and William J. Lally are principally responsible for the marketing of the company's services. Each branch office manager is responsible for sales activities in their U.S. local market area. Janel attempts to cultivate strong, long-term relationships with its customers and referral sources through high-quality service and management.

Employees

As of October 30, 2009, Janel employed 66 people; 30 in its Jamaica, New York headquarters and Lynbrook, New York back office; 3 at Newark International Airport, 12 in Elk Grove Village, Illinois; 5 in Forest Park, Georgia; and 16 in Inglewood, California. The October 2007 asset acquisition resulted in our adding 6 employees, based in Champaign, Ill, but we have since closed that office and discharged its employees. Approximately 52 of the company’s employees are engaged principally in operations, 11 in finance and administration and 6 in sales, marketing and customer service. Janel is not a party to any collective bargaining agreement and considers its relations with its employees to be good.

To retain the services of highly qualified, experienced and motivated employees, Janel management emphasizes an incentive compensation program and adopted a stock option plan in December 2002.

Competition

Competition within the freight forwarding industry is intense, characterized by low economic barriers to entry resulting in a large number of highly fragmented participants around the world.  Janel competes for customers on the basis of its services and capabilities against other providers ranging from multinational, multi-billion dollar firms with hundreds of offices worldwide to regional and local freight forwarders to “mom-and-pop” businesses with only one or a few customers.

Currency Risks

The nature of Janel’s operations requires it to deal with currencies other than the U.S. Dollar. This results in the company being exposed to the inherent risks of international currency markets and governmental interference. A number of countries where Janel maintains offices or agent relationships have currency control regulations that influence its ability to hedge foreign currency exposure. The company tries to compensate for these exposures by accelerating international currency settlements among those offices or agents.

Seasonality

Historically, Janel’s quarterly operating results have been subject to seasonal trends. The fiscal first quarter has traditionally been the weakest and the fiscal third and fourth quarters have traditionally been the strongest. This pattern has been the result of, or influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions and other similar and subtle forces. This historical seasonality has also been influenced by the growth and diversification of Janel’s international network and service offerings. The company cannot accurately forecast many of these factors, nor can it estimate the relative impact of any particular factor and, as a result, there is no assurance that historical patterns will continue in the future.

A significant portion of Janel’s revenues are derived from customers in industries with shipping patterns closely tied to consumer demand and from customers with shipping patterns dependent upon just-in-time production schedules. Therefore, the timing of Janel’s revenues are, to a large degree, affected by factors beyond the company’s control, such as shifting consumer demand for retail goods and manufacturing production delays. Many of Janel’s customers may ship a significant portion of their goods at or near the end of a quarter and the company may not learn of a resulting shortfall in revenue until late in a quarter.

Environmental Issues

In the United States, Janel is subject to federal, state and local provisions regulating the discharge of materials into the environment or otherwise for the protection of the environment. Similar laws apply in many foreign jurisdictions in which Janel operates. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues and the company cannot predict what impact future environmental regulations may have on its business. Janel does not anticipate making any material capital expenditures for environmental control purposes during the remainder of the current or succeeding fiscal years.

Regulation

With respect to Janel’s activities in the air transportation industry in the United States, it is subject to regulation by the Department of Transportation as an indirect air carrier. The company’s overseas offices and agents are licensed as freight forwarders in their respective countries of operation. Janel is licensed in each of its offices as a freight forwarder by the International Air Transport Association. IATA is a voluntary association of airlines which prescribes certain operating procedures for freight forwarders acting as agents of its members.  The majority of the company’s freight forwarding businesses is conducted with airlines that are IATA members.

Janel is licensed as a customs broker by the Department of Homeland Security Customs and Border Service. All U.S. customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which Janel performs clearance services, it is licensed by the appropriate governmental authority.

Janel is registered as an Ocean Transportation Intermediary and licensed as a NVOCC carrier (non-vessel operating common carrier) by the Federal Maritime Commission. The FMC has established certain qualifications for shipping agents, including certain surety bonding requirements.

Janel does not believe that current U.S. and foreign governmental regulations impose significant economic restraint on its business operations.

Cargo Liability

When acting as an airfreight consolidator, Janel assumes a carrier’s liability for lost or damaged shipments. This legal liability is typically limited by contract to the lower of the transaction value or the released value ($9.07 per pound unless the customer declares a higher value and pays a surcharge), excepted for loss or damages caused by willful misconduct in the absence of an appropriate airway bill. The airline that the company utilizes to make the actual shipment is generally liable to Janel in the same manner and to the same extent. When acting solely as the agent of an airline or shipper, Janel does not assume any contractual liability for loss or damage to shipments tendered to the airline.

When acting as an ocean freight consolidator, Janel assumes a carrier’s liability for lost or damaged shipments. This liability is strictly limited by contract to the lower of a transaction value or the released value ($500 for package or customary freight unit unless the customer declares a higher value and pays a surcharge). The steamship line which Janel utilizes to make the actual shipment is generally liable to the company in the same manner and to the same extent. In its ocean freight forwarding and customs clearance operations, Janel does not assume cargo liability.

When providing warehouse and distribution services, Janel limits its legal liability by contract to an amount generally equal to the lower of fair value or $.50 per pound with a maximum of $50 per “lot,” defined as the smallest unit that the warehouse is required to track.  Upon payment of a surcharge for warehouse and distribution services, Janel would assume additional liability.

The company maintains marine cargo insurance covering claims for losses attributable to missing or damaged shipments for which it is legally liable. Janel also maintains insurance coverage for the property of others stored in company warehouse facilities.

Properties.

Janel leases all of its office facilities. The executive offices in Jamaica, New York consist of approximately 5,000 square feet of office space adjoined by 9,000 square feet of warehouse space, all subject to a lease with a term ending January 31, 2010, and an annual base rent of $145,500. Its administrative office in Lynbrook, New York is approximately 1,459 square feet and is occupied under a lease which is being renewed to expire February 28, 2013, with an annual rent of $45,290 for 2009 -2010, which increases at the rate of 3% per year of the lease. The company also has the use of a small office in a Ferrara warehouse in Hillside, New Jersey, without charge. Janel’s Elk Grove Illinois office occupies approximately 2,063 square feet with an additional 800 square feet of warehouse space under a lease which expires November 10, 2009, with an annual rent of $40,536. A renewal of the lease is being negotiated, by the company.  Janel’s Georgia location occupies approximately 3,000 square feet of office and warehouse space, under a lease which expires in August 31, 2012 with an annual rent of $30,456 which increases to at the rate of 3% per year of the lease. Janel’s Los Angeles office occupies approximately 5,422 square feet of office under a lease which expires  June 30, 2013 with an annual rent of $82,200 through July1, 2010, and annual increases based upon the CPI with a limit of up to 4.5% every 18 months. Certain of the leases also provide for annual increases based upon increases in taxes or service charges.

Legal Proceedings.

Janel is occasionally subject to claims and lawsuits which typically arise in the normal course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the company's financial position or results of operations.

Subsequent to the October 2007 acquisition of certain assets of Order Logistics, Inc. (“OLI”), a Delaware corporation, consisting principally of proprietary technology, office locations and personnel, and customer relationships, Janel learned that immediately prior to the closing of the acquisition, OLI had entered into an undisclosed agreement with a third party (the “Settlement Agreement”) which permitted that party to use OLI proprietary technology and customer relationships being purchased by Janel, and to solicit OLI employees in its South Carolina office. Janel believes that OLI’s failure to disclose the Settlement Agreement prior to the closing of the asset acquisition was a material violation of the OLI covenants, representations and warrantees set forth in the October 18, 2007 Asset Purchase Agreement which has damaged the value of the assets acquired by Janel.

On February 11, 2008, Janel World Trade, Ltd. (“Janel”) filed a lawsuit in the United States District Court for the Southern District of New York against defendants World Logistics Services, Inc. (“World Logistics”), a Delaware Corporation formerly known as “Order Logistics, Inc.;” Richard S. Francis ("Francis”), the President of World Logistics; and Brian P. Griffin (“Griffin”), who was the Chief Executive Officer of World Logistics when Janel completed an acquisition in October 2007 of certain World Logistics assets consisting of proprietary technology, intellectual property (including the name “Order Logistics”), office equipment, and customer lists for Janel's exclusive use in the management and expansion of Janel’s international integrated logistics transport services business. The technology was acquired by Janel to enable it to integrate the tracking of all of the different aspects of the production, movement and delivery of goods, making the entire process electronically visible in “real time” by both its managers and clients.

Janel claims that the defendants made false and misleading statements of material facts concerning the exclusivity of the  rights to the assets which were offered and sold to Janel by having concealed and withheld the provisions of a settlement agreement with a third-party business associate and creditor made only two days before the closing of the asset sale, in which World Logistics agreed to the cancellation of a restrictive covenant which had prevented the creditor from using World Logistics proprietary computer software, or soliciting its list of valuable customers and employees.

Janel has charged that the defendants violated the anti-fraud provisions of the federal securities laws, committed common law fraud, breach of contract and other wrongdoing, with the specific intent to defraud Janel and obtain 285,000 shares of its newly authorized Class B convertible preferred stock, and more than $2,300,000 in payments by Janel of the defendants long overdue obligations to suppliers, creditors and tax authorities.

In May 2008, the defendants filed a motion to dismiss the case based upon the defendants' claim that the complaint "fails to state a claim upon which relief may be granted." The company filed a brief opposing the defendants' motion. In March 2009, the court entered an order denying the defendants motions to dismiss in their entirety. In April 2009 the defendants filed answers to the company's complaint, and counterclaimed that the company breached agreements and withheld payments due to the defendants. In May 2009, the company filed replies denying each of the counterclaims as meritless.

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS,
AND ISSUER PURCHASES OF EQUITY SECURITY SECURITIES.

The company's common stock is quoted on the OTC Bulletin Board. The following table sets forth the range of the high and low bid prices for the company's common stock as reported on the OTC Bulletin Board for the periods indicated. Quotations do not necessarily represent actual transactions and do not reflect related mark-ups, mark-downs or commissions:

Fiscal 2009	High Bid	Low Bid
First Quarter	$1.05	$.33
Second Quarter	$1.01	$.60
Third Quarter	$.85	$.41
Fourth Quarter	$1.25	$.71

Fiscal 2008	High Bid	Low Bid
First Quarter	$1.28	$.50
Second Quarter	$1.43	$1.05
Third Quarter	$1.24	$1.03
Fourth Quarter	$1.22	$.90

Fiscal 2007	High Bid	Low Bid
First Quarter	$.69	$.30
Second Quarter	$.71	$.43
Third Quarter	$.53	$.42
Fourth Quarter	$.50	$.40

At November 10, 2009, the company had 50 holders of record and approximately 625 beneficial holders of its shares of common stock. On November 10, 2009, the last sale price of the shares of common stock as reported by the OTC Bulletin Board was $.72 per share.

Submission of Matters to a Vote of Security Holders.

There was no submission of matters to a vote of security holders during the company’s fiscal year ended September 30, 2009, except for the re-election of the board of directors by written consent of a majority of the company’s shareholders in July 2009.

ISSUER PURCHASES OF EQUITY SECURITIES
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (identify beginning and ending dates)	7-1-08/ 7-31 -08 -0-	-0-	-0-	163,000
Month #2 (identify beginning and ending dates)	8 -1-08/ 8 -31 -08 2500	1.0972	2500	160,500
Month #3 (identify beginning and ending dates)	9-1-08/ 9- 30 -08 -0-	-0-	-0-	160, 500
Total	2500	1.0972	2500	160,500

SELLING STOCKHOLDERS

We are registering this offering under the terms of registration rights agreements between us and certain holders of our Series A Convertible Preferred Stock, certain promissory notes convertible into shares of our common stock, and warrants to purchase shares of our common stock. We originally issued these securities in transactions that were exempt from the registration requirements of the Securities Act to purchasers we reasonably believed were “accredited investors,” as defined in Regulation D under the Securities Act. We are registering the shares of common stock underlying these securities to permit the selling stockholders who purchased them from us to dispose of the shares of common stock, or interests therein, from time to time. The selling stockholders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of them. The term "selling stockholders" includes the selling stockholders and their transferees, pledgees, donees, or their successors. We will file a prospectus supplement to name successors to any named selling stockholder who are able to able to use this prospectus to resell their securities. The second column lists the number of shares of common stock held by each selling stockholder as of November 10, 2009, assuming the conversion of all of the Series A Convertible Preferred Stock, convertible promissory notes and the exercise of all warrants held by such selling stockholders on that date, without regard to any limitations on exercise. The third column lists the shares of common stock covered by this prospectus that may be disposed of by each of the selling stockholders. The fourth column lists the number of shares that will be beneficially owned by the selling stockholders assuming all of the shares covered by this prospectus are sold.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no selling stockholder is the beneficial owner of any additional shares of our common stock or other equity securities or any securities convertible into, or exercisable or exchangeable for, our equity securities. Except as indicated in the footnotes to the table, no selling stockholder has had any material relationship with us or our predecessors or affiliates during the last three years. No selling stockholder is a registered or unregistered broker-dealer, or an affiliate of a broker-dealer, except for Legend Securities, Inc., and Giovanni Domino, who purchased their shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the securities.at the time of their purchase. Legend Securities, Inc. is an underwriter of securities.

The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. We cannot provide you with any estimate of the number of shares of common stock that any of the selling stockholders will hold in the future. For purposes of this table, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares.

Name of Selling	Shares of Common Stock Beneficially Owned Prior to Offering (1)†		Number of Shares of Common Stock	Shares of Common Stock Beneficially Owned After Offering (2)
Stockholder	Number	Percent (3)	Being Offered (2)	Number	Percent (3)
Sands Brothers Venture Capital, LLC (4)	150,000	*	150,000	0	*
Sands Brothers Venture Capital II, LLC (4)	150,000	*	150,000	0	*
Sands Brothers Venture Capital III, LLC (4)	450,000	2.50%	450,000	0	*
Sands Brothers Venture Capital IV, LLC (4)	250,000	1.39%	250,000	0	*
George W. Aucott (5)	163,167	*	163,167	0	*
Stuart Bass (5)	81,584	*	81,584	0	*
Robert P. Lindsley (5)	81,584	*	81,584	0	*
Donald Lumley (5)	81,584	*	81,584	0	*
David Terway (5)	81,584	*	81,584	0	*
Michael W. Wamser (5)	81,584	*	81,584	0	*
Martin A. Zmolek (5)	81,584	*	81,584	0	*
Legend Securities, Inc. (6)	8,000	*	8,000	0	*
Giovanni Domino (6)	32,000	*	32,000	0	*

*	Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite that person’s name.

(2)
We do not know when or in what amounts a selling stockholder may offer shares for sale.  The selling stockholders might not sell any or all of the shares offered by this prospectus.  Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)
Applicable percentage ownership is based on 18,013,332 shares of common stock issued and outstanding as of September 30,. 2009, plus any common stock equivalent or convertible securities held or shares beneficially owned by each such holder.

(4)
All shares indicated as offered hereby are shares issuable upon conversion of Series A Convertible Preferred Stock held by the each of the selling stockholders. Scott Baily, the Chief Operating Officer of each the Sands Brothers Venture Capital companies, has investment control over the shares held by these companies,

(5)	All shares indicated as offered hereby are shares issuable upon conversion of the convertible promissory note, and shares underlying warrants held by the selling stockholder.

(6)
All shares indicated as offered hereby are shares underlying warrants held by the selling stockholder. Salvatore C. Caruso, President and Chief Operating Officer of Legend Securities has investment control over the shares held by the company,

In January 2007, Janel entered into a Securities Purchase Agreement with the Sands Brothers entities, pursuant to which Janel sold an aggregate of one million (1,000,000) unregistered shares of newly-authorized $0.001 par value Series A Convertible Preferred Stock (the “Series A Stock”) for a total purchase price of five hundred thousand dollars ($500,000), which are convertible into shares of Janel’s $0.001 par value common stock at any time on a one-share for one-share basis.

In July 2008, Janel entered into a $400,000 term loan transaction with the individual selling shareholders in which promissory notes bearing interest at 10% per annum were issued to the lenders, with the right to convert the promissory notes and accrued interest into Janel common stock at a price of $.75 per share, together with warrants to purchase a number of shares of Janel common stock equal to 15% of the face amount and accrued interest of the respective promissory notes at an exercise price of $1.25 per share for a period of two (2) years.

Pursuant to the terms of a Placement Agent Agreement with Legend Securities, Inc. ("Legend"), Janel issued the Legend and Giovanni Domino warrants listed above, with a term of two years, and an exercise price of $2.00 per share.

PLAN OF DISTRIBUTION
Timing of Sales

The selling stockholders may offer and sell the shares covered by this prospectus at various times. The selling stockholders will act independently of Janel in making decisions with respect to the timing, manner and size of each sale.

Offering Price

The sales price offered by the selling stockholders to the public may be:

1.	at fixed prices;
2.	the market price prevailing at the time of sale;
3.	a price related to such prevailing market price; or
4.	such other price as the selling stockholders determine from time to time.

Our common stock currently trades on the OTC Bulletin Board, and the sales price to the public varies according to the selling decisions of each selling stockholder and the market for our stock at the time of resale.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;
3.	ordinary brokerage transactions in which the broker solicits purchasers;
4.	through options, swaps or derivatives;
5.	privately negotiated transactions; or
6.	in a combination of any of the above methods.

The selling stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then current market price or in negotiated transactions. In connection with resale of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions.

If our selling stockholders enter into arrangements with brokers or dealers of the nature described above, we are obligated to file a post-effective amendment to this prospectus disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. In addition to the shares offered by this prospectus, of the 18,013,332 shares of common stock outstanding as of September 30, 2009, 5.500,000 shares may be sold into the public market after this offering pursuant to Rule 144 under the Securities Act, subject to volume limitations and other restrictions that may be applicable to some holders pursuant to that rule.

Regulation M

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, a selling stockholder is not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made to stabilize the price of a security in connection with a distribution of that security. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs and expenses relating to the registration of the selling stockholders’ resale of their common stock. These costs and expenses are estimated to total approximately $25,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements

The statements contained in all parts of this document that are not historical facts are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those relating to the following: the effect and benefits of the company’s reverse merger transaction; Janel’s plans to reduce costs (including the scope, timing, impact and effects thereof); potential annualized cost savings; plans for direct entry into the trucking and warehouse distribution business (including the scope, timing, impact and effects thereof); the company's ability to improve its cost structure; plans for opening additional domestic and foreign branch offices (including the scope, timing, impact and effects thereof); the sensitivity of demand for the company's services to domestic and global economic and political conditions; expected growth; future operating expenses; future margins; fluctuations in currency valuations; fluctuations in interest rates; future acquisitions and any effects, benefits, results, terms or other aspects of such acquisitions; ability to continue growth and implement growth and business strategy; the ability of expected sources of liquidity to support working capital and capital expenditure requirements; future expectations and outlook and any other statements regarding future growth, cash needs, operations, business plans and financial results and any other statements that are not historical facts.

When used in this document, the words "anticipate," "estimate," "expect," "may," "plans," "project," and similar expressions are intended to be among the statements that identify forward-looking statements. Janel’s results may differ significantly from the results discussed in the forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, those relating to costs, delays and difficulties related to the company's dependence on its ability to attract and retain skilled managers and other personnel; the intense competition within the freight industry; the uncertainty of the company's ability to manage and continue its growth and implement its business strategy; the company's dependence on the availability of cargo space to serve its customers; effects of regulation; its vulnerability to general economic conditions and dependence on its principal customers; accuracy of accounting and other estimates; risk of international operations; risks relating to acquisitions; the company's future financial and operating results, cash needs and demand for its services; and the company's ability to maintain and comply with permits and licenses; as well as other risk factors described in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those projected.

Overview

The following discussion and analysis addresses the results of operations for the three and nine months ended June 30, 2009, as compared to the results of operations for the three and nine months ended June 30, 2008. The discussion and analysis then addresses the liquidity and financial condition of the Company, and other matters.

Results of Operations

Janel operates its business as two reportable segments comprised of: 1) full-service cargo transportation logistics management, including freight forwarding – via air, ocean and land-based carriers – customs brokerage services, warehousing and distribution services, and other value-added logistics services, and 2) computer software sales, support and maintenance.

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Revenue.  Revenue for the third quarter of fiscal 2009 was $15,524,769, as compared to $19,962,837 for the same period of fiscal 2008, a year-over-year decrease of $(4,438,068), or (22.2)%. For the three months of fiscal 2009, transportation logistics accounted for revenue of $15,515,608 (as compared to $19,897,384 in fiscal 2008), while computer software revenue was $9,161 (as compared to $65,453 in fiscal 2008), generated during the quarter from the Company’s October 18, 2007 acquisition of certain assets of Order Logistics Inc.  The decreased level of transportation logistics revenue primarily reflected significantly reduced freight rates (in some cases up to 35-40% lower) charged by both air and ocean carriers to Janel.  As the rates the Company pays to its carriers are then marked up and passed through to customers, lower freight rates translate into lower Company revenue and net revenue (logistics revenue less forwarding expenses).  In addition, the ongoing recession-related effect of reduced overall economic activity in the third quarter also negatively affected the volume of shipping by existing customers between the two periods.  The year-over-year decline in computer software revenue reflects the substantially reduced level of sales activity undertaken in this business during the most recent quarter as the Company continues to reorganize the segment and assess its continuing viability.

Forwarding Expense.  Forwarding expense is primarily comprised of the fees paid by Janel directly to cargo carriers to handle and transport its actual freight shipments on behalf of its customers between initial and final terminal points. Forwarding expense also includes any duties and/or trucking charges related to the shipments. As a general rule, revenue received by the Company for shipments via ocean freight are marked up at a lower percentage versus their related forwarding expense than are shipments via airfreight, i.e., forwarding expense as a percentage of revenue is generally higher (and the Company earns less) for ocean freight than for airfreight.

For the third quarter of fiscal 2009, forwarding expense was $13,614,681, a decrease of $3,999,051, or 22.7%, as compared to $17,613,732 for the third quarter of fiscal 2008.  The decline primarily reflected significantly reduced freight rates (in some cases up to 35-40% lower year-over-year) charged in general by both air and ocean carriers in response to the recessionary slowdown in demand for overall freight services. Nonetheless, the percentage decrease in forwarding expense was greater than the percentage decrease in transportation logistics revenue, down (22.0)%, year-over-year, yielding a favorable decrease of 77 basis points in the measure of forwarding expense as a percentage of transportation logistics revenue to 87.75% in the third quarter of fiscal 2009, from 88.52% for the third fiscal quarter of 2008.  This is principally the result of increased average margins earned by the Company on ocean freight shipments in the fiscal 2009 quarter, which have accounted for a higher proportion of the Company’s shipping activity as customers switched to this lower-cost (versus air) freight alternative.
Selling, General and Administrative Expense.  Selling, general and administrative expense in third quarter of fiscal 2009 decreased by $477,449, or 20.1%, to $1,902,489, as compared to $2,379,938 in the third quarter of fiscal 2008.  The year-over-year dollar decrease in SG&A primarily resulted from the austerity program implemented by the Company in February 2009.  This expense reduction program has included the year-over-year reduction in Company headcount of up to 11 individuals as well as the imposition of a four-day work week for many continuing staff positions. As a result of these actions, the Company’s SG&A expenses are tracking at a rate of $100,000 or more per month below earlier levels.  Primarily as a result of the somewhat greater effect on the Company’s revenue base from the industry’s lower freight rate structure, SG&A as a percentage of total revenue increased by 33 basis points to 12.25% in the third quarter of fiscal 2009 from 11.92% in the third quarter of fiscal 2008..

Loss Before Taxes.  Janel’s results improved $71,966, or 34.6% from a loss before taxes of $(207,813) in the third quarter of fiscal 2008 to a loss before taxes of $(135,847) in the third quarter of fiscal 2009.  Charges related to the amortization of intangible assets pertaining essentially to the Company’s asset acquisition in October 2007 declined to $89,456 in third quarter 2009, as compared to third quarter 2008 charges of $161,814. The lower year-over-year amortization charge reflected the $1.8 million impairment loss write-down of OLI assets taken in the fourth quarter of fiscal 2008.  In addition, interest expense during the fiscal 2009 third quarter increased to $56,181 as compared to fiscal 2008 third quarter interest expense of $24,317.  The interest expense in both periods pertained principally to acquisition financing (see Note 2 to financial statements). The combined amortization and incremental interest charges essentially accounted for the reported quarterly pretax loss in both fiscal third quarters.

Income Taxes.  The effective income tax rate in both the 2009 and 2008 fiscal periods reflects the U.S. federal statutory rate and applicable state income taxes.

Net Loss.  Net loss available to common shareholders for the third quarter of fiscal 2009 was $(109,597), or $(0.006) per fully diluted share, as compared to net loss available to common shareholders of $(157,579), or $(0.009) per fully diluted share, in the third quarter of fiscal 2008.  The same principal factors as described above for the third fiscal quarter 2008 loss before taxes contributed to the period’s net loss.

Nine Months Ended June 30, 2009 Compared to Nine Months Ended June 30, 2008

Revenue.  Revenue for the nine months ended June 30, 2009 was $53,942,670, as compared to $58,312,144 for the same period of fiscal 2008, a year-over-year decrease of $(4,369,474), or (7.5)%. The lower level of revenue primarily reflected, as mentioned above for the third quarter comparisons, both a lower prevailing freight rate structure by air and ocean carriers as well as a net year-over-year decline in shipping activity by existing customers as a result of the ongoing recessionary environment affecting the U.S. economy throughout the current year.  For the nine months of 2009, transportation logistics accounted for revenue of $53,773,801, as compared to $57,928,492 in the nine months of 2008, while computer software revenue was $168,869 in 2009 as compared to $383,652 in 2008.

Forwarding Expense. For the nine months ended June 30, 2009, forwarding expense was $47,703,356, as compared to $51,097,175 for the same period of fiscal 2008, a year-over-year decrease of $3,393,819, or 6.6%.  As in the third quarter, the year-over-year decline primarily reflected significantly reduced average freight rates being charged by both air and ocean carriers during the most recent period.  However, because the percentage decrease was somewhat less than the decrease in transportation logistics revenue, down 7.2%, for the nine months ended June 30, 2009 as compared to fiscal 2008, forwarding expense as a percentage of transportation logistics revenue increased 50 basis points to 88.71% as compared to the year-earlier 88.21%.

Selling, General and Administrative Expense.  For the nine-month periods ended June 30, 2009 and 2008, selling, general and administrative expenses were $6,509,575 (12.07% of total revenue) and $7,046,743 (12.08%), respectively. This represents a year-over-year decrease of $537,168, or 7.6%.  Nine-month SG&A declined year-over-year primarily for the same reasons mentioned above for the third quarter variances.

Loss Before Taxes. Janel reported a loss before taxes of $(691,072) for the nine months ended June 30, 2009 as compared to loss before taxes of $(366,584) for the nine months ended June 30, 2008.  Charges related to amortization of intangible assets pertaining essentially to the Company’s 2007 asset acquisition were $268,518 in the first nine months of 2009, $216,921, or 44.7%, less than the $485,439 of such charges in the first nine months of 2008.  Interest expense during the first nine months of 2009 was $165,864, as compared to $87,437 in the first nine months of 2008, both pertaining principally to acquisition financing, (see Note 2 to financial statements).

Income Taxes.  The effective income tax rate in both the 2009 and 2008 fiscal periods reflects the U.S. federal statutory rate and applicable state income taxes.

Net Loss.  Janel reported net loss available to common shareholders for the nine months ended June 30, 2009 of $(517,322), or $(0.028) per diluted share, down $211,472 as compared to a net loss available to common shareholders of $(305,850) or $(0.018) per diluted share, for the nine months ended June 30, 2008. For both the 2009 and 2008 nine-month periods, most if not all of the loss before taxes was attributable to the charge for amortization of intangible assets and the period’s interest expense.

Liquidity and Capital Resources

Janel’s ability to meet its liquidity requirements, which include satisfying its debt obligations and funding working capital, day-to-day operating expenses and capital expenditures depends upon its future performance, and is subject to general economic conditions and other factors, some of which are beyond its control.

During the nine months ended June 30, 2009, Janel’s net working capital (current assets minus current liabilities) decreased by approximately $(731,000), or (27.6)%, primarily reflecting decreases in accounts receivable and cash and cash equivalents of approximately $1,585,000 and $851,000, respectively, partially offset by a decrease in accounts payable of approximately $1,261,000 and a decrease in bank note payable of approximately $624,000. Janel’s cash flow performance for the nine months is not necessarily indicative of future cash flow performance.

In July 2005, Janel decreased its JPMorgan Chase line of credit from $3,000,000 to $1,500,000, because cash flow had become adequate for financing its receivables, and because it obtained a reduced interest rate. During the first quarter of 2008, to help finance the Company’s acquisition of certain assets of Order Logistics, Inc., the Company borrowed $1,700,000 (including a temporary increase of $200,000) under this existing line of credit, while also issuing a note payable in the amount of $125,000.  At June 30, 2008, Janel had no remaining available borrowing under its line of credit. In addition, Janel entered into a four year promissory note agreement with the National Bank of South Carolina in the amount of $500,000 with 48 monthly interest payments,  and 35 monthly principal payments of $13,889 (see Note 2 to financial statements) collateralized by substantially all the assets of Order Logistics, Inc. To finance the acquisition of certain assets of Ferrara International Logistics, Inc., the Company issued a non-interest bearing note payable, net of imputed interest, with payments of $435,000 in July 2009 and July 2011.

 In May 2009, Janel, its subsidiaries and affiliated companies, together with James N. Jannello and Stephen Cesarski, entered into a forbearance agreement with J.P. Morgan Chase Bank, N.A. (the Forbearance Agreement") to resolve a default on the part of the Company in: (a) making timely payment upon maturity of a promissory note due to the bank (the "Line Note") in the sum of $250,868.06 on March 31, 2009 (Messrs. Jannello and Cesarski are guarantors of payment of the Line Note); and (b) a Debt Service Coverage Ratio covenant in the Credit Agreement with the bank. The company subsequently delivered full timely payment of all principal, interest and late fees due to the bank on the Line Note, amounting to approximately $252,000.00.

The outstanding balance due to JPMorgan Chase notes payable of $1,316,190 under an Amended Credit Agreement dated September 16, 2009, requires monthly payments of $50,000 and all accrued and unpaid interest on the outstanding debt through December 31, 2009, and a monthly “borrowing base certificate” together with such supporting documentation as the bank may request. The loan bears interest at the CB Floating Rate plus three percent (3%) per annum, and is collateralized by substantially all the assets of Janel and personal guarantees by certain shareholders of the Company. The company’s monthly payment requirements will be adjusted by the bank commencing in January 2010, and the company expects that it will be able to comply with the bank’s revised payment. A failure on the part of the company to make full payment in compliance with the new monthly requirements could result in a default which would adversely affect the company's business operations. The company is required to furnish the bank with a projection of monthly cash receipts and disbursements prepared and certified by the company’s chief financial officer for the twelve (12) month period beginning July 2009. The company may not prepay any indebtedness to any person without the prior written consent of the bank. If the company or the guarantors default in payment of the amounts required to be paid to the bank under the terms of the Agreement or the loan documents, if a petition for bankruptcy under any chapter of the United States bankruptcy code or any other debt relief law against the company or the guarantors, or any other judicial action is taken with respect to the company or the guarantors by any creditor, if any representation or warranty made to the bank by the company in untrue, incorrect or misleading in any material respect, if any judgment is filed against or with respect to any collateral securing the company’s obligations to the bank in excess of $100,000.00, or there is any substantial impairment of the prospect of the company’s full ,satisfaction of its obligations to the bank or substantial impairment of the value of the collateral or the priority of the bank's security interest in or lien upon any collateral, the forbearance will be terminated, and all outstanding obligations will be immediately due and payable at the bank's sole option. The company is current with the payments required by the Amended Credit Agreement.

Management believes that anticipated cash flow is sufficient to meet its current working capital and operating needs. However, the Company is also proceeding with its comprehensive growth strategy for fiscal 2009 and beyond, which encompasses a number of potential elements, as discussed below under “Current Outlook.” To successfully execute several of these growth strategy elements in the coming months, the Company may need to secure additional financing estimated at up to $10,000,000. There is no assurance that such additional capital as necessary to execute the Company’s business plan and intended growth strategy will be available or, if available, will be extended to the Company at mutually acceptable terms.

Current Outlook

Janel is primarily engaged in the business of providing full-service cargo transportation logistics management, including freight forwarding via air, ocean and land-based carriers, customs brokerage services, warehousing and distribution services, and other value-added logistics services and in the business of computer software sales, support and maintenance. Its results of operations are affected by the general economic cycle, particularly as it influences global trade levels and specifically the import and export activities of Janel’s various current and prospective customers.

Historically, the Company’s quarterly results of operations have been subject to seasonal trends which have been the result of, or influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions, the growth and diversification of its international network and service offerings, and other similar and subtle forces.

Management has been engaged in reviewing the profitability of various customer accounts with a view toward eliminating accounts which are only marginally profitable, and focusing on accounts that are more profitable, with a view to increasing its overall profit margin. Based upon the results for the nine months ended June 30, 2009, and its current expectations for the final quarter of fiscal 2009, Janel has revised its projection of gross revenue from its currently existing accounts and businesses for its fiscal year ending September 30, 2009. The Company now expects gross revenue for the year will decline by approximately 12-15% to approximately $70-$72 million. The majority of this year-over-year decline will be attributable to the lower freight rates passed through by Janel to its customers and secondarily to the lower level of overall freight shipments during the year as influenced by the ongoing recessionary economy.

Janel is continuing to implement its business plan and strategy to increase revenue and profitability through its fiscal year ending September 30, 2009 and beyond. The Company’s strategy, some of which has been implemented, includes plans to: open additional branch offices both domestically and in Southeast Asia; increase profit margins by avoiding low-margin business; introduce additional revenue streams for its existing headquarters and branch locations; proceed with negotiations and due diligence with privately held transportation-related firms which may ultimately lead to their acquisition by the Company; expand its existing sales force by hiring additional commission-only sales representatives with established customer bases; increase its focus on growing revenue related to export activities; evaluate direct entry into the trucking and warehouse distribution business as a complement to the services already provided to existing customers; and continue its efforts to reduce current and prospective overhead and operating expenses, particularly with regard to the efficient integration of any additional offices or acquisitions.

Certain elements of the Company’s growth strategy, principally proposals for acquisition, are contingent upon the availability of adequate financing at terms acceptable to the Company.  The Company is continuing in its efforts to secure long-term financing, but has to date been unable to complete any such financing transactions at terms it deems acceptable, and cannot presently anticipate when or if financing on acceptable terms will become available. Therefore, the implementation of significant aspects of the Company’s strategic growth plan may be deferred beyond the originally anticipated timing.

Contractual Obligations and Commitments

The following table presents, as of September 30, 2008, the company’s significant fixed and determinable contractual obligations, by payment date. Interest is estimated based upon the prime rate as at September 30, 2008. All long-term debt interest fluctuates with the changes in the prime rate. Further discussion of the nature of the obligations is included in Notes 8 and 12 to the Consolidated Financial Statements:

Years Ended September 30,
	2009	2010	2011	2012	2013	Thereafter
Long term debt due as follows (1): Principal	$786,000	$382,000	$824,000	$257,000	$243,000	$405,000
Interest	$144,000	$106,000	$80,000	$43,000	$30,000	$18,000

Operating lease obligations (2)	$397,000	$223,000	$162,000	$111,000	$20,000

(1)  Represents principal and estimated interest payments only.

(2) Leases represent future minimum lease payments under non-cancellable operating leases (primarily the rental of premises). In accordance with accounting principles generally accepted in the United States, the company’s operating leases are not recorded in its balance sheet.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such difference may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities that are not readily apparent from other sources, primarily allowance for doubtful accounts, accruals for transportation and other direct costs, and accruals for cargo insurance. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. We reevaluate these significant factors as facts and circumstances change. Historically, actual results have not differed significantly from our estimates. These accounting policies are described at relevant sections in this discussion and analysis and in the notes to the consolidated financial statements included in this prospectus for the third quarter of the fiscal year ended June 30, 2009, and the fiscal year ended September 30, 2008.

Management believes that the nature of the company’s business is such that there are few, if any, complex challenges in accounting for operations. Revenue recognition is considered the critical accounting policy due to the complexity of arranging and managing global logistics and supply-chain management transactions.

Revenue Recognition

A. Full-Service Cargo Transportation Logistics Management

Revenues are derived from airfreight, ocean freight and custom brokerage services. The company is a non-asset-based carrier and accordingly does not own transportation assets. The company generates the major portion of its air and ocean freight revenues by purchasing transportation services from direct carriers (airlines, steam ship lines, etc.) and reselling those services to its customers. By consolidating shipments from multiple customers and availing itself of its buying power, the company is able to negotiate favorable rates from the direct carriers, while offering to its customers lower rates than the customers could obtain themselves.

Airfreight revenues include the charges for carrying the shipments when the company acts as a freight consolidator. Ocean freight revenues include the charges for carrying the shipments when the company acts as a Non-Vessel Operating Common Carrier (NVOCC).  In each case, the company is acting as an indirect carrier.  When acting as an indirect carrier, the company will issue a House Airway Bill (HAWB) or a House Ocean Bill of Lading (HOBL) to customers as the contract of carriage.  In turn, when the freight is physically tendered to a direct carrier, the company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments.  At this point the risk of loss passes to the carrier, however, in order to claim for any such loss, the customer is first obligated to pay the freight charges.

Based upon the terms in the contract of carriage, revenues related to shipments where the company issues a HAWB or a HOBL are recognized at the time the freight is tendered to the direct carrier.  Costs related to the shipments are recognized at the same time.

Revenues realized when the company acts as an agent for the shipper and does not issue a HAWB or a HOBL include only the commission and fees earned for the services performed.  These revenues are recognized upon completion of the services.

Customs brokerage and other services involves provide multiple services at destination including clearing shipments through customs by preparing required documentation, calculating and providing for payment of duties and other charges on behalf of the customers, arranging for any required inspections, and arranging for final delivery.  These revenues are recognized upon completion of the services.

The movement of freight may require multiple services. In most instances the company may perform multiple services including destination break-bulk and value added services such as local transportation, distribution services and logistics management.  Each of these services has separate fee that is recognized as revenue upon completion of the service.

Customers will frequently request an all-inclusive rate for a set of services that is known in the industry as “door-to-door services.”  In these cases, the customer is billed a single rate for all services from pickup at origin to delivery.  The allocation of revenue and expense among the components of services when provided under an all inclusive rate are done in an objective manner on a fair value basis in accordance with Emerging Issues Task Force (EITF) 00-21, “Revenue Arrangements with Multiple Deliverables.”

B. Computer Software Sales, Support and Maintenance

The Company recognizes revenue, including multiple element arrangements, in accordance with the provisions of the SEC's Staff Accounting bulletin ("SAB") No. 104, Revenue Recognition, and the Financial Accounting Standards Board's ("FASB"), and EITF 00-21, Revenue Agreements with Multiple Deliverables.  Revenue from the sale of the Company's products and services are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. Amounts billed in excess of revenue recognized are recorded as deferred revenue in the balance sheet.

Estimates

While judgments and estimates are a necessary component of any system of accounting, the company’s use of estimates is limited primarily to the following areas that in the aggregate are not a major component of the company’s consolidated statements of income:

a.	accounts receivable valuation;
b.	the useful lives of long-term assets;
c.	the accrual of costs related to ancillary services the company provides; and
d.	accrual of tax expense on an interim basis.

Management believes that the methods utilized in all of these areas are non-aggressive in approach and consistent in application. Management believes that there are limited, if any, alternative accounting principles or methods which could be applied to the company’s transactions. While the use of estimates means that actual future results may be different from those contemplated by the estimates, the company believes that alternative principles and methods used for making such estimates would not produce materially different results than reported.

Controls and Procedures.

We maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and is accumulated and communicated to management in a timely manner. Our Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this prospectus, and believe that the system is effective. There have been no changes in our internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

MANAGEMENT

Directors, Executive Officers and Corporate Governance.

The executive officers and directors of the Registrant are as follows:

Name	Age	Position

William J. Lally	55	President, Chief OperatingOfficer and Director

James N. Jannello	65	Executive Vice President,Chief Executive Officer and Director

Stephen P. Cesarski	64	President Emeritus retired May 2009

Noel J. Jannello	37	Director and Vice President

Vincent Iacopella	41	Director

Ruth Werra	67	Secretary

Linda Bieler	47	Controller and Chief Financial and Accounting Officer

William J. Lally was elected President and Chief Operating Officer on May 18, 2009, upon the retirement of Stephen P. Cesarski after 31 years as President. Mr. Lally was initially employed by Janel in Chicago in May 1979, where he was the President of the Janel Group of Illinois, Inc. Mr. Lally became a director of the company in July 2002.

James N. Jannello is the Executive Vice President and a director, and has been the Chief Executive Officer of Janel since it was founded in 1974. Mr. Jannello's principal function is the overseeing of all of the company's operations, management of the import side of the business and the setting of billing rates and charges, and the maintenance of relationships with overseas agents worldwide. Mr. Jannello is a licensed Customs House Broker.

Stephen P. Cesarski has a great deal of experience in sales, marketing and the export side of the company's business. He served as the President of Janel from 1978 to his retirement in May 2009.

Noel J. Jannello was initially employed by Janel in 1995, and has been a Vice President and operations executive since 2003. His principal function is the overseeing of the company's U.S. operations. Mr. Jannello is a graduate of Bradley University (B.A., Advertising & Marketing, 1993), and is the son of James N. Jannello.

Vincent Iacopella has been the Managing Director of The Janel Group of Los Angeles since 2004, and was the driving force in reorganizing the Los Angeles office into profitable operation. Prior to joining Janel, Mr. Iacopella was the Managing Director and President of the California subsidiary of Delmar Logistics, Inc. Mr. Iacopella is a member of the board of directors of Los Angeles Customs Brokers Freight Forwarders Association, and is the Secretary of The Pacific Coast Council of Customs Brokers and Freight Forwarders Associations, Inc. Mr. Iacopella attended New York University, and is a licensed customs broker.

Ruth Werra has been the Secretary of Janel since 1994 and has been employed by the company since 1975. She is the office manager of the New York executive office and oversees the maintenance of Janel’s corporate records.  Mrs. Werra also oversees the entry and clearance of all personal effects shipments handled by the New York office.

Linda Bieler has been the Controller of Janel since 1994. She is the Chief Financial and Accounting Officer and oversees accounting operations for all branches, and manages its information systems and generation of its reports.

Directors hold office until the next annual meeting of shareholders and thereafter until their successors have been duly elected and qualified. The executive officers are elected by the Board of Directors on an annual basis and serve under the direction of the board. Executive officers devote all of their business time to the company's affairs.

Janel’s Board of Directors does not yet include any "independent" directors, and the company does not have any standing Audit, Compensation or Nominating Committees. The Board of Directors met three times during fiscal 2008.

Executive Compensation - Discussion and Analysis

The primary objective of our compensation and benefits program is to attract, motivate and retain our quality executive talent, and support our business goals to enlarge the business and increase its revenue and profitability. Our executive compensation is limited to a small group of only six executives, and the amount of their compensation is principally based upon the performance of each executive, the funds reasonably available for compensation, and the achievement of our goals for the growth of the business, its scope, and its profitability.

Our compensation approach is necessarily tied to the annual results of our business, and the performance of our executive officers. Historically, our company is one of the smaller freight logistics businesses with their securities traded in the public market, and our executive compensation program is limited to cash compensation depending upon the funds available for such compensation, Our informal review of executive compensation in our business group leads us to believe that our executive compensation is smaller than the level of compensation of almost all of the public companies in our business group (we do not engage in "benchmarking"). Our board of directors reviews and approves executive compensation, bonus, and benefits policies on a case-by-case basis, usually based on the recommendation of our chief executive officer's subjective assessment of performance, and the funding reasonably available for executive compensation. When performance, business, or profitability is increased, executive compensation may be increased, and when it decreases, executive compensation may be unchanged or appropriately, and the Company's business situation may require.

Compensation of Directors

Our directors are reimbursed for their reasonable expenses as a member of the board of directors, but they do not receive any compensation for serving as such.

Employment Agreements

We have not entered into any written employment agreements with our officers and directors. We do not contemplate entering into any employment agreements until such time as the board of directors concludes that such agreements would be appropriate under the circumstances of the development of the company's business.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Committees of the Board of Directors

Our Board of Directors has not established any committees. There is no Audit Committee, Compensation Committee,  Nominating Committee, or any other committee performing similar functions. The functions which would have been assigned to those committees are undertaken by the entire board as a whole.

We do not have a policy regarding the consideration of any director candidates, which may be recommended by our stockholders, including minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted any policy procedure regarding the handling of any potential recommendation of director candidates by our stockholders.  Our Board has not considered or adopted any of such policies, as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors. Given our relative size, and lack of directors and officer’s insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

None of our directors is an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-K. In general, an "audit committee financial expert" is an individual member of the audit committee or Board of Directors who:

(a)	understands generally accepted accounting principles and financial statements;
(b)	is able to assess the general application of such principles in connection withaccounting for estimates, accruals and reserves;
(c)	has experience preparing, auditing, analyzing or evaluating financial statementscomparable to the breadth and complexity to our financial statements;
(d)	understands internal controls over financial reporting; and
(e)	understands audit committee functions.

Summary Compensation Table

The following table sets forth, for the fiscal years ended September 30, 2008, 2007, and 2006, the cash compensation paid by the company, as well as certain other compensation paid with respect to those years and months, to the Chief Executive Officer and, to the extent applicable, each of the five other most highly compensated executive officers of the company in all capacities in which they served.

JANEL WORLD TRADE LTD. AND SUBSIDIARIES

SUMMARY COMPENSATION TABLE

							CHANGE IN
							PENSION
						NON-EQUITY	VALUE AND NON-
						INCENTIVE	QUALIFIED
NAME AND PRINCIPAL				STOCK	OPTION	PLAN	DEFERRED	ALL OTHER
POSITION	YEAR	SALARY	BONUS	AWARDS	AWARDS	COMPENSATION	COMP. EARNINGS	COMPENSATION		TOTAL
		($)	($)	($)	($)	($)	($)	($)		($)
James Jannello (1)	2008	199,280						52,987	(1)	252,267
Executive Vice President	2007	195,436						46,713	(1)	242,149
Chief Executive Officer	2006	187,475						52,318	(1)	239,793
Linda Bieler (2)	2008	114,750						5,399	(2)	120,149
Chief Financial Officer	2007	112,150						5,804	(2)	117,954
	2006	108,900						5,364	(2)	114,264
Stephen Cesarski (3)	2008	183,189						46,627	(3)	229,816
President Emeritus	2007	182,489						50,965	(3)	233,454
	2006	179,889						47,680	(3)	227,569
Noel J. Jannello (4)	2008	199,680						32,079	(4)	231,759
Vice President	2007	169,515						19,192	(4)	188,707
	2006	164,460						17,510	(4)	181,970
William Lally (5)	2008	108,382						24,689	(5)	133,071
Director	2007	119,188	15,000					14,046	(5)	148,234
	2006	117,949	10,000					13,153	(5)	141,102
Vincent Iacopella (6)	2008	142,200						18,133	(6)	160,333
Director	2007	142,200						8,978	(6)	151,178
	2006	149,266						6,827	(6)	156,093

(1)          Includes $12,165, $11,430, and $13,366 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $38,421, $32,947, and $36,714 for automobile and automobile-related costs, including insurance, incurred on behalf of such individual, for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $2,401, $2,336, and $2,238 of 401K paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively.

(2)          Includes $3,965, $4,402, and $4,331 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, and $1,434, $1,402 and $1,033 of 401K paid on behalf of such individual for the fiscal years ended 2008, 2007 and 2006.

(3)          Includes $15,991, $13,778, and $15,259 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $28,430, $34,981, and $30,248 for automobile and automobile-related costs, including insurance, incurred on behalf of such individual, for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $2,206, $2,206, and $2,173 of 401K paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively.

(4)          Includes $5,999, $6,000, and $5,995  of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $24,518, $11,678, and $10,025, for automobile and automobile-related costs, including insurance, incurred on behalf of such individual, for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $1,562, $1,514, and $1,487 of 401K paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively.

(5)          Includes $24,689, $14,046, and $13,153 for automobile and automobile-related costs, including insurance, incurred on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006.

(6)          Includes $3,734, $3,610, and $3,079 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $12,712, $3,946, and $3,748, for automobile and automobile-related costs, incurred on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $1,687 and $1,422 of 401K paid on behalf of such individual for the fiscal years ended 2008 and 2007.

Security Ownership Of Certain Beneficial Owners And Management,
And Related Stockholder Matters.

The following table includes shares that beneficial owners have the right to acquire within 60 days, and sets forth certain information regarding shares of common stock beneficially owned as of September 11,. 2009, by (i) each person, known to the company, who beneficially owns more than 5% of the common stock, (ii) each of the company's directors and (iii) all officers and directors as a group:

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percentage of Stock Outstanding
Stephen P. Cesarski 150-14 132nd Avenue Jamaica, NY 11434	5,500,000	(1)	30.53%
James N. Jannello 150-14 132nd Avenue Jamaica, NY 11434	5,500,000	(1)	30.53%
William J. Lally 17 West 312th Deer Path Rd. Bensenville, IL 60106	1,000,000	(1)	5.55%
Sands Brothers Venture Capital, LLC (2) 90 Park Avenue - 31st Floor New York, NY 10010	1,000,000	(2)	5.55%
Noel J. Jannello 150-14 132nd Avenue Jamaica, NY 11434	25,000	(1)	*
Vincent Iacopella 150-14 132nd Avenue Jamaica, NY 11434	-0-
Ruth Werra 150-14 132nd Avenue Jamaica, NY 11434	25,000	(1)	*
Linda Bieler 150-14 132nd Avenue Jamaica, NY 11434	25,000	(1)	*
All Officers and Directors as a Group (7 persons)	6,575,000	(1)	34.5%

* Less than one percent (1%).

(1) All of these shares are owned of record.
(2) Sands Brothers Venture Capital, LLC is one of four affiliated Sands Brothers Venture entities which collectively own 1,000,000 shares of Janel Series A Convertible Preferred Stock, which is convertible into Janel common stock, and are therefore beneficial owners of an aggregate of 1,000,000 shares of Janel common stock. Scott Baily, the Chief Operating Officer of each the Sands Brothers Venture Capital companies, has investment control over the shares held by these companies,

DESCRIPTION OF SECURITIES

Common Stock

Janel is authorized to issue up to 225,000,000 shares of common stock, $.001 par value each, of which 19,057,911 shares are currently issued and outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock can elect all of the directors. The company's principal officers and directors, James N. Jannello, William J. Lally, Linda Bieler, and Noel J. Jannello, and the former president and director Stephen P. Cesarski, collectively own 66.76% of the issued and outstanding common stock and therefore can elect all of the directors. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the company, the owners of common stock are entitled to share all assets remaining available for distribution after the payment of liabilities and after provision has been made for each class stock, if any, having a preference over the common stock as such. The common stock has no conversion, preemptive or other subscription rights, and there are no redemption revisions applicable to the common stock.

Preferred Stock

The Board of Directors of the company is authorized to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidations preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders.  It would be possible for the Board of Directors to issue shares of such preferred stock in a manner which would make acquisition of control of the company, other than as approved by the Board, exceedingly difficult.

The company currently has outstanding one million (1,000,000) shares of its Series A Convertible Preferred Stock, each share of which is convertible at any time into one (1) share of its common stock, and has authorized the issuance of up to 285,000 shares of its Series B Convertible Preferred Stock, each share of which is convertible after October 18, 2009 into ten (10) shares of its common stock.

Savings and Stock Option Plans

401(k) and Profit-Sharing Plan.

The company maintains an Internal Revenue Code Section 401(k) salary deferral savings and profit-sharing plan (the "Plan") for all of its eligible employees who have been employed for at least one year and are at least 21 years old.  Subject to certain limitations, the Plan allows participants to voluntarily contribute up to 15% of their pay on a pre-tax basis.  Under the Plan, the company may make matching contributions on behalf of the pre-tax contributions made up to a maximum of 25% of the participant's first 5% of compensation contributed as Elective Deferrals in the year. All participants are fully vested in their accounts in the Plan with respect to their salary deferral contributions, and are vested in company matching contributions at the rate of 20% after three years of service, 40% after four years of service, 60% after five years of service, 80% after six years of service, with 100% vesting after seven years of service.

Stock Option Plan.

On December 12, 2002, Janel’s Board of Directors and majority of its shareholders approved and adopted the Janel World Trade, Ltd. Stock Option Incentive Plan (the “Option Plan”) providing for options to purchase up to 1,600,000 shares of common stock for issuance to valued employees and consultants of the company as an incentive for superior performance.

To date, no options have been granted under the Option Plan. The Option Plan is administered by the Board of Directors, which is authorized to grant incentive stock options and non qualified stock options to selected employees and consultants of the company and to determine the participants, the number of options to be granted and other terms and provisions of each option.

The exercise price of any incentive stock option or nonqualified option granted under the Option Plan may not be less than 100% of the fair market value of the shares of common stock of the company at the time of the grant.  In the case of incentive stock options granted to holders of more than 10% of the voting power of the company, the exercise price may not be less than 110% of the fair market value.

Under the terms of the Option Plan, the aggregate fair market value (determined at the time of grant) of shares issuable to any one recipient upon exercise of incentive stock options exercisable for the first time during any one calendar year may not exceed $100,000.  Options granted under the Option Plan may be exercisable in either one, two or three equal annual installments at the discretion of the Board of Directors, but in no event may a stock option be exercisable prior to the expiration of six months from the date of grant, unless the grantee dies or becomes disabled prior thereto.  Stock options granted under the Option Plan have a maximum term of 10 years from the date of grant, except that with respect to incentive stock options granted to an employee who, at the time of the grant, is a holder of more than 10% of the voting power of the company, the stock option shall expire not more than five years from the date of the grant.  The option price must be paid in full on the date of exercise and is payable in cash or in shares of common stock having a fair market value on the date the option is exercised equal to the option price, as determined by the Board of Directors.

If a grantee’s employment by, or provision of services to, the company shall be terminated,  the Board of Directors may, in its discretion, permit the exercise of stock options for a period not to exceed one year following such termination of  employment  with respect to incentive  stock options and for a period not to extend beyond the expiration date with respect to non qualified options,  except that no incentive stock option may be exercised after three months following the grantee’s termination of employment, unless due to death or permanent disability, in which case the option may be exercised  for a period of up to one year following such termination.

Transfer Agent.

The company's transfer agent for shares of its Common Stock is Madison Stock Transfer, Inc., Brooklyn, NY 11229.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Stephen P. Cesarski, a principal shareholder and Janel’s former President and Chief Operating Officer, and James N. Jannello, Janel’s Executive Vice President and Chief Executive Officer, each own a 10% profit interest in each of Janel Shanghai and Janel Hong Kong, and jointly own FCL/LCL International, Inc., a New York corporation which is a consolidating indirect carrier executing paperwork for Janel, from which they each receive approximately $10,000 per year.

As of the fiscal year end of September 30, 2008, James N. Jannello was indebted to the company in the aggregate sum of $139,924, and William J. Lally was indebted in the aggregate amount of $2,650. The officer loan to Mr. Jannello bears interest at 4% per annum. The officer loan to Mr. Lally is non-interest bearing. The officer loans are due on demand.

Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest, and in connection with this offering we have adopted a written policy for the review of all proposed transactions with a related party.  Pursuant to the policy, our Board of Directors will review the relevant facts and circumstances of all related party transactions including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated party, and the extent of the related party’s interest in the transaction.  Pursuant to the policy, no director may participate in any approval of a related party transaction in which he or she is a related party.

The Board of Directors, in its sole discretion, will either approve or disapprove the transaction.  If advance approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction at the Board of Directors next meeting.  If at that meeting the board does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the Board of Directors.  These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in SEC filings, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction, and (iii) transactions involving competitive bids or fixed rates.

LEGAL MATTERS

Scheichet & Davis, P.C., New York, New York, will pass upon the validity of the issuance of the common stock offered by this prospectus. William J. Davis and David I. Scheichet, members of Scheichet & Davis, P.C., are each beneficial owners of 22,000 shares of the Company’s common stock.

EXPERTS

The financial statements incorporated in this prospectus for the year ended September 30, 2008, have been audited by Paritz & Company, independent registered public accountants, as stated in their report, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In connection with the audits of our financial statements for the fiscal years ended September 30, 2008, 2007 and 2006, there were: (i) no disagreements between us and Paritz on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Paritz, would have caused Paritz to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, and other information with the SEC. You may read and copy these reports, and other information at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s Web site at http://www.sec.gov.  Our common stock is listed on the OTC Bulletin Board.

This prospectus is only part of a Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document.  You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock being offered pursuant to this prospectus.  This prospectus omits certain information contained in the Registration Statement, as permitted by the SEC.  You should refer to the Registration Statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus.  Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference.  Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in "Where to Find More Information."  The documents we are incorporating by reference are:

(a)	Our Current report on Form 8-K dated May 19, 2008 (filed May 24, 2008);
(b)	Our Current report on Form 8-K dated July 18, 2008 (filed July 24, 2008);
(c)	Our Annual report on Form 10-K/A for the fiscal year ended September 30, 2008 (filed July, 2009);
(d)	Our Quarterly report on Form 10-Q for the first quarter of fiscal 2009 ended December 31, 2008 (filed February 17, 2009); http://www.janelgroup.net.
(e)	Our Current report on Form 8-K dated January 20, 2009 (filed January 28, 2009; and
(f)	Our Quarterly report on Form 10-Q for the second quarter of fiscal 2009 ended March 31, 2009 (filed May 15, 2009);
(g)	Our Current report on Form 8-K dated May 20, 2009 (filed May 22, 2009); and
(h)	Our Quarterly report on Form 10-Q for the third quarter of fiscal 2009 ended June 30, 2009 (filed August 14, 2009).

Any statement contained in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: Secretary, Janel World Trade, Ltd., 150-14 132nd Avenue, Jamaica, NY 11434.  Our telephone number is (718) 527-3800. You may view the documents on the Janel web site: http://www.janelgroup.net.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus.  We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation eliminate the personal liability of our directors, officers and stockholders to the fullest extent permitted by Article 78 of the Nevada Revised Statutes for damages arising from a breach of fiduciary duty as a director or officer. The provisions do not extend to acts or omissions that include misconduct or fraud.

Our bylaws provide to the fullest extent permitted by law that we shall indemnify our directors or officers, former directors and officers, and any person who acts at our request as a director, officer, employee or agent of another corporation or other entity. Under Nevada law, a corporation can provide such indemnification against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if the indemnified person had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise. We believe that the indemnification provisions in our bylaws are necessary to attract and retain qualified persons as directors and officers.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Janel World Trade, Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Neither the delivery of this prospectus nor any offer, solicitation or sale made under this prospectus shall imply that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at September 30, 2008 and 2007

Consolidated Statement of Operations for the Years Ended September 30, 2008, 2007 and 2006

Consolidated Statement of Changes in Stockholders’ Equity for the Years Ended September 30, 2008, 2007 and 2006

Consolidated Statement of Cash Flows for the Years Ended September 30, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

Consolidated Balance Sheets as at June 30, 2009 and 2008

Consolidated Statement of Operations for the Third Fiscal Quarter Ended June 30, 2009 and 2008

Consolidated Statement of Changes in Stockholders’ Equity for the Third Fiscal Quarter June 30, 2009 and 2008

Consolidated Statement of Cash Flows for the Third Fiscal Quarter Ended June 30, 2009 and 2008

Notes to Consolidated Financial Statements

Dealer Prospectus Delivery Obligation

Until 90 days from the effective date of this prospectus all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters.

Janel World Trade, Ltd.
1,692,667 shares of common stock

PROSPECTUS

November 11, 2009

Part II
Information Not Required In Prospectus

Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown below are estimates except for the SEC registration fee.

SEC registration fee	$94.45
Legal fees and expenses	20,000
Printing expenses	3,000
Accounting fees	1,000
Miscellaneous	500
Total	$24,594.45

Indemnification of Directors and Officers

Section 145 of the Nevada Revised Statutes provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Registrant’s Articles of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Nevada Revised Statutes, as amended from time to time, each person that such section grants us the power to indemnify.

The Nevada Revised Statutes permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• any breach of the director’s duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• payments of unlawful dividends or unlawful stock repurchases or redemptions; or

• any transaction from which the director derived an improper personal benefit.

The Registrant’s Articles of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

EXHIBITS

2.	Agreement and Plan of Merger dated July 18, 2002 by and among Wine Systems Design, Inc., WSD Acquisition, Inc. and Janel World Transport, Ltd.*(b)

2.1	Acquisition Agreement dated July 6, 2005 by and among Janel World Trade, Ltd., Freight Wings, Inc. and Harjinder P. Singh.*(d) (the transaction proposed in this document was subsequently cancelled.)

3.1	Articles of Incorporation of Wine Systems Design, Inc. (predecessor name) filed on August 31, 2000.*(a)

3.2	By-laws of Wine Systems Design, Inc. (predecessor name) adopted on September 1, 2000.*(a)

3.3	Certificate of Correction of the preferences, rights, qualifications, limitations and restrictions of Series A Convertible Preferred Stock.*(j)

3.4	Articles of Incorporation of Janel World Trade, Ltd.*(j)

3.5	Restated and Amended By-Laws of Janel World Trade, Ltd.

4	Form of Series A Warrant Agreement dated March 10, 2006, and form of Series A Warrant.*(f)

4.1	Certificate of Designation of Series A Convertible Preferred Stock dated January 10, 2007.*(i)

4.2	Certificate of Designation of Series B Convertible Preferred Stock dated October 16, 2007.*(j)

4.3	Form of the Series B Warrant Agreement dated August 27, 2008, and the Form of the Series B Warrant.

5.1	Opinion of counsel regarding the validity of the shares being offered.

10.1	Janel Stock Option Incentive Plan adopted December 12, 2002.

10.2	Financial Public & Investor Relations Agreement signed March 10, 2006 by Janel World Trade, Ltd. and Strategic Growth International, Inc.*(f)

10.3	Janel World Trade, Ltd. Securities Purchase Agreement with the Institutional Purchaser entered into January 10, 2007.*(i)

10.4	Janel World Trade, Ltd. Registration Rights Agreement with the Institutional Purchaser entered into January 10, 2007.*(i)

10.5	Asset Purchase Agreement among Janel World Trade, Ltd., Janel Newco, Inc. and Order Logistics, Inc. entered into October 18, 2007.*(j)

10.6	Asset Purchase Agreement between Janel World Trade, Ltd. and Ferrara International Logistics, Inc. entered into May 19, 2008. *(k)

10.7	Sales Agency and Service Agreement between Janel World Trade, Ltd. and Ferrara International Logistics, Inc. entered into May 19, 2008. *(k)

10.8	July 18, 2008 Addendum to the Asset Purchase Agreement between Ferrara International Logistics, Inc. and Janel World Trade, Ltd. dated May 19, 2008. *(l)

10.9	Sands Brothers Series A Convertible Preferred Stock Purchase Agreement dated January 10, 2007.

10.10	Sands Brothers Series A Convertible Preferred Stock Registration Rights Agreement dated January 10, 2007.

10.11	Form of the Convertible Term Note Subscription Agreement.

10.12	Form of the Convertible Term Note.

10.13	Form of the Convertible Term Note Registration Rights Agreement.

10.14	Form of the Series B Warrant Agreement dated August 27, 2008.

10.15	Form of the Placement Agent Agreement and Addendum dated July 17, 2008.

10.16	Form of the JPMorgan Chase Bank, N.A. Forbearance Agreement dated May 22, 2009.

10.17	Form of the JPMorgan Chase Bank, N.A. Amendment to Credit Agreement and Term Note dated September 16, 2009.

23.1	Consent of Paritz & Company, P.A.

23.2	Letter dated August 1, 2002, from Michael L. Stuck, C.P.A., P.C., the former independent certifyingaccountant.*(c)

99.1	Janel World Trade, Ltd. earnings release dated January 11, 2006, regarding the fiscal year and fourthquarter ended September 30, 2005.*(e)

99.1	August 17, 2006 Janel World Trade, Ltd. press release regarding the consolidated financial results for thethree and nine month periods ended June 30, 2006.*(g)

99.1	October 12, 2006 Janel World Trade, Ltd. press release regarding adoption of a stock buy-backprogram.*(h)

99.1	February 20, 2008 Janel World Trade, Ltd. press release regarding the consolidated financial results for thethree month period ended December 31, 2008*(m)

99.1	May 16, 2008 Janel World Trade, Ltd. press release regarding the consolidated financial results for thethree month period ended March 31, 2008*(n)

*(a)	Incorporated by reference to Exhibits filed as part of the Wine Systems Design, Inc. (predecessor name) Registration Statement on Form SB-2 under File No. 333-60608, filed May 10, 2001.

*(b)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated July 22, 2002, filed July 30, 2002.

*(c)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K/A report dated July 22, 2002, filed August 1, 2002.

*(d)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K/A report dated July 6, 2005, filed July 12, 2005.

*(e)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated January 11, 2006, filed January 12, 2006.

*(f)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated March 10, 2006, filed March 17, 2006.

*(g)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated August 17, 2006, filed August 22, 2006.

*(h)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated October 13, 2006, filed October 16, 2006.

*(i)	Incorporated by reference to Exhibits filed as part of the company’s Form 8-K Report dated January 10, 2007, filed January 17, 2007.

*(j)	Incorporated by reference to Exhibits filed as part of the company’s Form 8-K Report dated October 18, 2007, filed October 22, 2007.

*(k)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated May 19, 2008, filed May 22, 2008.

*(l)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated July 18, 2008, filed July 24, 2008.

*(m)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated February 20, 2008, filed February 28, 2008.

*(n)	Incorporated by reference to Exhibits filed as part of the company’s Form 8-K Report dated May 19, 2008, filed May 22, 2008.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed n the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5. That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b)(§230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

November 14, 2009

JANEL WORLD TRADE, LTD.

By:	/s/ James N. Jannello
James N. Jannello, Executive Vice President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration statement been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ James N. Jannello	Executive Vice President, Chief Executive	November 11, 2009
James N. Jannello	Officer and Director

/s/ William J. Lally	President, Chief Operating Officer	November 11, 2009
William J. Lally	and Director

/s/ Noel J. Jannello	Vice President and Director	November 11, 2009
Noel J. Jannello

/s/ Vincent Iacopella	Director	November 11, 2009
Vincent Iacopella

/s/ Linda Bieler	Controller and Chief Financial and	November 11, 2009
Linda Bieler	Accounting Officer

/s/ Ruth Werra	Secretary	November 11, 2009
Ruth Werra